Exhibit 3.2.4

Article XI
Forum for Disputes
Section 11.1 Forum for Adjudication of Disputes.    Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of a breach of fiduciary duty owed by any director, officer, or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim against the corporation or any director, officer or other employee of the corporation arising pursuant to any provision of the Delaware General Corporation Law or the corporation’s certificate of incorporation or by-laws (as any may be amended from time to time), or (iv) any action asserting a claim against the corporation or any director, officer, or other employee of the corporation governed by the internal affairs doctrine, shall be the applicable state court located within the State of Delaware (including the Delaware Court of Chancery) or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware, in all cases subject to the court having personal jurisdiction over the indispensable parties named as defendants.